UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

EAGLE PARENT, INC.

ELEMENT MERGER SUB, INC.

(Name of Filing Persons (Offeror))

APAX US VII, L.P.

APAX EUROPE VII-A, L.P.

APAX EUROPE VII-B, L.P.

APAX EUROPE VII-1, L.P.

APAX US VII GP, L.P.

APAX US VII GP, L.T.D.

APAX EUROPE VII GP, L.P. INC.

APAX EUROPE VII GP CO. LTD.

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Jason Wright

c/o Eagle Parent, Inc.

601 Lexington Avenue, 53rd Floor

New York, New York 10022

Telephone: (212) 753-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirk Radke, Esq.

Eunu Chun, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$810,085,637.34	$94,050.94

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 64,166,065 shares of common stock outstanding, and 201,133 shares of common stock subject to issuance pursuant to the Employee Stock Purchase Plan, in each case, at $12.50 per share; and 694,774 shares of common stock issuable pursuant to outstanding options with an exercise price less than $12.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $12.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Issuer to the Offerors as of April 4, 2011.
**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,050.94	Filing Party: Eagle Parent, Inc. and Element Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (together with this Amendment No. 1, the “Schedule TO”) relating to the tender offer by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 (the “Shares”), of Epicor Software Corporation, a Delaware corporation (the “Company”), at a price of $12.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated April 11, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO and the disclosure under the heading titled “Litigation” in Section 16 - “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by restating in the entirety as follows:

Litigation. On April 6, 2011, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of Orange, captioned James Kline v. Epicor Software Corporation, et al., Case No. 30-2011-00464394-CU-BT-CXC. The complaint names as defendants Epicor, each member of the Epicor Board (the “Individual Defendants”), Apax Partners L.P. [sic], Eagle Parent, Inc. and Element Merger Sub, Inc. The complaint generally alleges that the Individual Defendants breached their fiduciary duties of care, loyalty, good faith, candor and independence and that each of Epicor, Apax Partners L.P. [sic], Eagle Parent, Inc. and Element Merger Sub, Inc. aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take steps to maximize the value of Epicor to its public shareholders, failed to properly value Epicor and its various assets and operations and ignored or did not protect against conflicts of interest resulting from the Individual Defendants’ interrelationships or connection with the proposed acquisition. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties, rescission (to the extent the Merger Agreement has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On April 8, 2011, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of Orange, captioned Joseph Tola v. Epicor Software Corporation, et al., Case No. 30-2011-00465495-CU-BT-CXL. On April 13, 2011, the plaintiff filed an amended complaint. The amended complaint names as defendants Epicor, the Individual Defendants, Apax Partners [sic] and Element Merger Sub, Inc. The amended complaint generally alleges that the Individual Defendants, aided and abetted by Epicor, Apax Partners [sic] and Element Merger Sub, Inc., violated their fiduciary duties of care, loyalty, candor, independence, good faith and fair dealing. The amended complaint includes, among others, allegations that the Individual Defendants failed to ensure a fair process and to maximize shareholder value, as well as allegations that the April 11, 2011 Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor was materially misleading in that it omitted and misrepresented allegedly material information concerning the proposed acquisition. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties, rescission (to the extent the Merger Agreement has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On April 11, 2011, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of Orange, captioned Norman Watt v. Epicor Software Corporation, et al., Case No. 30-2011-00466040-CU-SL-CXC. The complaint names as defendants Epicor, the Individual Defendants, Apax Partners [sic], Eagle Parent, Inc., and Eagle Merger Sub, Inc. [sic]. The complaint generally alleges that the Individual Defendants violated their fiduciary duties of loyalty, good faith, fair dealing, care and full and fair disclosure and that each of Epicor and Apax Partners [sic] aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to engage in a meaningful auction with third parties in an attempt to obtain the best value for Epicor’s public shareholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties, rescission (to the extent the Merger Agreement has already been implemented), an accounting by all defendants to plaintiffs for all damages caused and profits and special benefits obtained, and the payment of plaintiff’s attorneys’ fees and costs.

On April 12, 2011, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Field Family Trust v. Epicor Software Corporation, et al., Case No. 6364-VCL. On April 14, 2011, the plaintiff filed an amended complaint. The amended complaint names as defendants Epicor, the Individual Defendants, Apax Partners, L.P., Eagle Parent, Inc., and Element Merger Sub, Inc. The amended complaint generally alleges that the Individual Defendants violated their fiduciary duties of loyalty, good faith and independence and that each of Epicor and Apax Partners, L.P. aided and abetted the purported breaches of fiduciary duties. The amended complaint includes, among others, allegations that the Individual Defendants failed to ensure a fair process, to maximize shareholder value, to provide shareholders with enough information to make an informed decision, as well as allegations that the April 11, 2011 Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor was materially misleading in that it omitted and misrepresented allegedly material information concerning the proposed acquisition. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the defendants breached their fiduciary duties or aided and abetted such breach, rescission (if the Merger Agreement is consummated) or awarding to plaintiffs actual and punitive damages, and the payment of plaintiffs’ attorneys’ fees and costs.

Purchaser, Parent and Apax Partners, L.P. intend to vigorously defend the claims raised against them in these lawsuits.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2011

ELEMENT MERGER SUB, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

EAGLE PARENT, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated April 11, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal on April 11, 2011.

(a)(5)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 11, 2011.

(b)(1)*	Debt Commitment Letter, dated as of April 4, 2011, by and among Eagle Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(2)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(3)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and L. George Klaus.

(d)(4)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Richard H. Pickup, Dito Devcar Foundation, Pickup Crut I, Dito Devcar LP, Pickup Crut II, Gamebusters Inc., Dito Caree LP, Pickup Family Trust and TB Fund, LLC.

(d)(5)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Todd Martin Pickup, Vintage Trust II, Vintage Trust, Plus Four Equity Partners, L.P., Pickup Living Trust and Pickup Grandchildren’s Trust.

(d)(6)*	Tender and Support Agreement, dated as of April 10, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Elliott Management Corporation.

(d)(7)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Sun5 Merger Sub, Inc., Activant Group Inc. and Hellman & Friedman Capital Partners V, L.P., (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(8)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Sun5 Merger Sub, Inc and Activant Group Inc.

(d)(9)*	Exclusivity Agreement, dated as of March 15, 2011, by and among Apax Partners, L.P. and Epicor Software Corporation (incorporated by reference to Exhibit (e)(6) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor Software Corporation with the Securities and Exchange Commission on April 11, 2011).

*	Previously Filed